UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________________

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PALNS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
401 (k) PROFIT SHARING PLAN
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1421 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.
 401 (k) Profit Sharing Plan

EIN 37-0404035 PN 002
 Report of Independent Registered Public Accounting Firm
and Financial Statements
 December 31, 2013 and 2012

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
December 31, 2013 and 2012

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

401(k) Oversight Committee
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Mattoon, Illinois

We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Decatur, Illinois
June 27, 2014

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Investments, At Fair Value	$43,298,390	$36,013,829
Receivables
Employer's contributions	288	15,714
Interest and dividends	9,006	24,464
Notes receivable from participants	526,443	540,348
	535,737	580,526
Total assets	43,834,127	36,594,355
Liability
Refunds due to excess contributions	23,230	25,844
Net Assets Available for Benefits	$43,810,897	$36,568,511

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Investment Income
Net appreciation in fair value of investments	$4,482,506	$3,803,116
Interest and dividends	1,207,390	876,263
	5,689,896	4,679,379
Interest Income from Notes Receivable from Participants	16,798	15,199
Contributions
Employer	1,092,513	1,078,591
Participants	1,251,074	1,221,637
Rollovers	356,950	194,369
	2,700,537	2,494,597
Total additions	8,407,231	7,189,175
Deductions
Benefits paid to participants	1,160,120	1,455,350
Administrative expenses	4,725	6,525
Total deductions	1,164,845	1,461,875
Net Increase	7,242,386	5,727,300
Net Assets Available for Benefits, Beginning of Year	36,568,511	30,841,211
Net Assets Available for Benefits, End of Year	$43,810,897	$36,568,511

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1:	Description of the Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least three months of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation.  Employee rollover and employee Roth contributions are also permitted.  Employees are automatically enrolled to contribute 4% of eligible wages to the plan upon eligibility.  The Company makes matching contributions based on discretionary percentages as determined by the Company’s Board of Directors on an annual basis.  For the years ended December 31, 2013 and 2012, the matching contributions were 50% of employees’ salary deferral amounts up to 4% of employees’ eligible compensation.  The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  For the years ended December 31, 2013 and 2012, the profit sharing contribution was 4% of eligible compensation.  Contributions are subject to certain limitations.

 Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.  The annual profit sharing contribution is maintained in a non-participant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s matching contributions plus earnings thereon.  Vesting in the Company’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service.  A participant is fully vested after 6 years of vesting service.  The nonvested balance is forfeited upon payment of benefits.  Forfeitures are allocated among active participants based upon eligible compensation.

 Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

 Forfeited Accounts

At December 31, 2013 and 2012, forfeited nonvested accounts totaled $30,890 and $29,363, respectively.  These accounts are reallocated to participants in the same manner as employer contributions.

 Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is charged at prime rate at loan inception.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Certificates of deposits are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis.  Interest and dividend income is recorded on the accrual basis.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Plan Tax Status

The Plan operated under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by Benefit Plan Consultants Inc.  This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on March 31, 2008.  The Plan has not obtained or requested a determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is no longer subject to U.S. federal or state income tax examinations by tax authorities before 2010.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The fair value of the Plan's investments at the end of the year is as follows:

	2013	2012
Mutual funds
Equity funds	$20,427,678	$14,959,001
Balanced investment funds	2,293,852	1,688,281
Fixed-income funds	4,286,714	4,029,424
International funds	4,407,265	3,151,061
Common stock	7,300,335	7,430,394
Money market funds	59,295	208,315
Certificates of deposit	4,523,251	4,547,353
	$43,298,390	$36,013,829

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2013	2012
Mutual funds
Equity funds	$4,078,987	$1,607,551
Balanced investment funds	457,639	341,643
Fixed-income funds	(166,719)	74,985
International funds	352,495	335,721
Common stock	(239,896)	1,443,216
	$4,482,506	$3,803,116

The following amounts are the nonparticipant-directed investments, included in the table on page 7:

	Fair Value at the End of Year
	2013	2012
Certificate of deposit	$760,347	$737,694

 The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits, in either year, is as follows:

	2013	2012
Vanguard Growth Index Signal Fund	$2,682,159	$1,978,889
Oakmark Global I Fund	2,873,072	1,994,442
T. Rowe Price Mid-Cap Value Fund	3,446,442	3,047,627
Dodge & Cox Balanced Fund	2,293,852	1,688,281
First Mid-Illinois Bancshares, Inc. common stock	7,300,335	7,430,394
First Mid-Illinois Bank & Trust certificate of deposit	4,523,251	4,547,353

Interest and dividends realized on the Plan’s investments for the years ended 2013 and 2012 were $1,207,390 and $876,263, respectively.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 4:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2013	2012
Net Assets:
Certificate of deposit	$760,347	$737,694
Interest receivable	—	448
Net assets	$760,347	$738,142
Changes in net assets:
Contributions	$758,152	$734,367
Interest income	2,196	3,775
Transfers to participant-directed investments	(738,143)	(685,500)
Total additions	$22,205	$52,642

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2013 and 2012, participants held 331,833 and 326,611 shares, respectively.

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $4,523,251 and $4,547,353 at December 31, 2013 and 2012, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan. The Plan paid $1,575 and $2,100, respectively, to FIrst Mid-Illinois Bank & Trust for participant loan distribution fees.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 6:	Plan Amendment and Restatement

Effective January 1, 2012, the Plan was amended to reflect changes in eligibility requirements to three months of service with monthly entry dates, automatic deferral of 4% of compensation upon eligibility, and requiring employer match on catch-up contributions.

Note 7:	Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is an hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

		2013
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$7,300,335	$7,300,335	$—	$—
Mutual funds:
Equity funds	20,427,678	20,427,678	—	—
Balanced investment funds	2,293,852	2,293,852	—	—
Fixed-income funds	4,286,714	4,286,714	—	—
International funds	4,407,265	4,407,265	—	—
Money market funds	59,295	59,295	—	—
Certificates of deposit	4,523,251	—	—	4,523,251
	$43,298,390	$38,775,139	$—	$4,523,251

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

		2012
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$7,430,394	$7,430,394	$—	$—
Mutual funds:
Equity funds	14,959,001	14,959,001	—	—
Balanced investment funds	1,688,281	1,688,281	—	—
Fixed-income funds	4,029,424	4,029,424	—	—
International funds	3,151,061	3,151,061	—	—
Money market funds	208,315	208,315	—	—
Certificates of deposit	4,547,353	—	—	4,547,353
	$36,013,829	$31,466,476	$—	$4,547,353

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2013. The Plan had no liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters.  Such securities are classified in Level 2 of the valuation hierarchy.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Level 3 securities are certificates of deposit and are valued at amortized costs, which approximates fair value.

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit
Balance, January 1, 2012	$4,923,271
Total interest income included in net increase in net assets available for benefits	34,890
Purchases	1,503,772
Redemptions	(1,914,580)
Balance, December 31, 2012	$4,547,353
Total interest income included in net increase in net assets available for benefits	22,074
Purchases	2,898,256
Redemptions	(2,944,432)
Balance, December 31, 2013	$4,523,251

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2013	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$4,523,251	Amortized cost	Contractual interest rate	0.35%-0.50% (0.425%)

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2012	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$4,547,353	Amortized cost	Contractual interest rate	0.50%-0.75% (0.625%)

Note 8:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of Issuer	Description of Investment			Current

Certificates of Deposit
First Mid-Illinois Bank & Trust*	0.35%	due	12/31/14	$760,347
First Mid-Illinois Bank & Trust*	0.35%	due	12/31/14	3,762,904
				4,523,251
Common Stock
First Mid-Illinois Bancshares, Inc.*	331,833	Shares		7,300,335

Mutual Funds
American Century Value	174,836	Shares		1,437,148
American Funds EuroPacific Growth Fund	6,164	Shares		302,233
American Funds EuroPacific Growth F-2 #616	32,820	Shares		1,607,525
American Funds Capital World Bond F-2 #631	18,416	Shares		369,791
ClearBridge Appreciation Fund	78,672	Shares		1,512,879
Columbia Acorn International Fund - Z	15,091	Shares		704,428
Dodge & Cox Balanced Fund	23,335	Shares		2,293,852
Dodge & Cox Income Fund #147	84,934	Shares		1,149,158
Eagle Small Cap Growth Fund Class I	10,884	Shares		632,879
Federated Total Return Bond Fund	66,610	Shares		725,387
Neuberger Berman Genesis	18,131	Shares		1,122,291
Oakmark Global I Fund	95,293	Shares		2,873,072
Oppenheimer Developing Markets Y	36,349	Shares		1,365,266
PIMCO Total Return Class I	123,264	Shares		1,317,693
Principal High Yield	74,585	Shares		575,799
Principal Real Estate Securities	28,010	Shares		496,627
RS Global Natural Resources A	23,347	Shares		817,599
T. Rowe Price Blue Chip Growth Fund	24,371	Shares		1,574,343
T. Rowe Price Growth Stock Fund #40	680	Shares		35,770
T. Rowe Price Mid-Cap Value Fund	114,690	Shares		3,446,442
T. Rowe Price Small-Cap Stock Fund	19,510	Shares		869,354
Vanguard 500 Index Signal Shares #1340	14,006	Shares		1,970,889
Vanguard Balanced Index Signal Shares	1,020	Shares		27,787
Vanguard Developed Markets Index Fund	1,506	Shares		17,428
Vanguard GNMA Fund	49,777	Shares		518,677
Vanguard Growth Index Signal Fund	60,518	Shares		2,682,159
Vanguard Mid-Cap Index Signal Shares	1,543	Shares		66,342

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Continued)
December 31, 2013

Identity of Issuer	Description of Investment			Current
Vanguard Small-Cap Index Signal Shares	1,418	Shares		67,347
Vanguard Total Bond Index Signal Shares	3	Shares		28
Vanguard Total World Stock Index	959	Shares		23,116
Vanguard Value Index Signal	603	Shares		18,698
Vanguard Windsor II - Admiral	11,895	Shares		776,024
Vanguard Emerging Markets Stock Index	535	Shares		17,478
				31,415,509

Money Market Funds
Federated Prime Obligation Funds #10	15,114	Units		$15,114
Federated Prime Obligation Funds #396	30,891	Units		30,891
NTHN Institutional Funds Government Select	13,290	Units		13,290
				59,295

Notes Receivable from Participants*	3.25%	to	5.00%	526,443
				$43,824,833

 * Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 27, 2014

Joseph R. Dively
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP